FORM 4
                 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

| |     Check this box if no longer subject
        to Section 16.  Form 4 or Form 5
        obligations may continue.  See
        Instruction 1(b).


        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*/ 2. Issuer Name and Ticker              / 6. Relationship of Reporting Person(s) to Issuer
                                        /    or Trading Symbol                   /    (Check all applicable)
                                        /                                        /
                                        /                                        /    ___  Director            ___  10% Owner
                                        /                                        /     X   Officer             ___  Other
                                        /                                        /         (give title below)       (specify below)
Acosta,        Sam                      /   THERMOGENESIS CORP. ("KOOL")         /
                                        /                                        /    Vice President, Manufacturing Operations
----------------------------------------/----------------------------------------/--------------------------------------------------
(Last)        (First)       (Middle)    / 3. IRS or           / 4. Statement for / 7. Individual or Joint/Group Filing
                                        /    Social Security  /    (Month/Year)  /    (Check Applicable Line)
c/o THERMOGENESIS CORP.                 /    Number of        /                  /
3146 Gold Camp Drive                    /    Reporting Person /     06/2002      /     X  Form filed by one Reporting Person
----------------------------------------/                     /------------------/
(Street)                                /                     / 5. If Amendment, /    ___ Form filed by more than One
                                        /       --            /    Date of       /        Reporting Person
                                        /                     /    Original      /
Rancho Cordova,        CA       95670   /                     /    (Month/Year)  /
--------------------------------------- /                     /                  /
(City)                (State)  (Zip)    /                     /                  /
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                           TABLE I - NONDERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title     /2.Trans-    /3.Transaction /  4. Securities Acquired (A)      /   5. Amount of      /6. Ownership   / 7. Nature of
   of        /  action    /     Code     /     or Disposed of (D)           /      Securities     /   Form:       /    Indirect
  Security   /  Date      /  (Instr. 8)  /     (Instr. 3,4 and 5)           /      Beneficially   /   Direct (D)  /    Beneficial
  (Inst.3)   /(Mo/Day/Yr) /-------------------------------------------------/      Owned at End   /   or          /    Ownership
             /            / Code  /  V   /  Amount     /(A) or (D)/  Price  /      of Month       /   Indirect(I) /    (Instr.4)
             /            /       /      /             /          /         /     (Inst. 3 and 4) /   (Instr.4)   /
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).



                           TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                      (e.g., puts, calls, warrants, options, convertible securities)
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1.          / 2.      /3.       /4.      /5.          /6.               /7.             /8.      /9.      /10.     / 11.
Title of    / Con-    /  Trans- / Trans- / Number of  /      Date       /   Title and   / Price  / Number / Owner- /  Nature
Derivative  / version / action  / action / Derivative /   Exercisable   /   Amount of   /   of   /   of   /  ship  /    of
Security    /   or    / Date    / Code   / Securities /       and       /   Underlying  / Deriv- / Deriv- / form of/  Indirect
(Instr. 3)  / exercise/ (Mo.    /(Inst.8)/ Acquired   /   Expiration    /   Securities  / ative  / ative  / Deriv- /  Beneficial
            / Price of/  Day    /        / (A) or     /      Date       /  (Instr. 3,4) / Secu-  / Secu-  / ative  /  Ownership
            /   of    /  Year)  /        / Disposed   /(Month/Day/Year) /               / rity   / rities / Secu-  /
            / Deriv-  /         /        / of (D)     /                 /               /(Inst.4)/ Benefi-/ rity:  /
            / ative   /         /        /(Inst.3,4,5)/                 /               /        / cially / Direct /
            / Secu-   /         /--------/------------/-----------------/---------------/        / Owned  / (D)    /
            / rity    /         /Code/ V / (A)  / (D) / Date   /  Expir-/ Title /Amount /        / at End /Indirect/
            /         /         /    /   /      /     / Exer-  /  ation /       / or    /        / of     / (I)    /
            /         /         /    /   /      /     / cisable/  Date  /       /No. of /        / Month  /(Inst.4)/
            /         /         /    /   /      /     /        /        /       /shares /        /(Inst.4)/        /
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Options to    $1.125   6/28/02   D(1)           47,000 1/1/00    7/29/02 Common   47,000     -                 D         N/A
Purchase                                                                 Stock
Common
Stock
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Options to    $1.125   6/28/02    A       20,000       1/1/00    7/29/07 Common   47,000     -    197,485      D         N/A
Purchase                                                                 Stock
Common
Stock
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Options to                                                               Common                     5,000(2)   I         By Spouse
Purchase                                                                 Stock
Common
Stock
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Warrants                                                                 Common                     4,722      D         N/A
to Purchase                                                              Stock
Common
Stock
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Explanation of Responses:

(1)  Exercise period of  option  was  extended, which is treated as a cancellation of option in connection with grant of replacement option.
(2)  Disclaims beneficial ownership of these shares owned by his spouse prior to marriage.


                                                                                   /S/ SAM ACOSTA                       7/8/02
                                                                                   --------------------------------     ----------
                                                                                   Sam Acosta                           Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.